Exhibit 3.1
AMENDMENT TO ARTICLE II, SECTION 6 OF
THE CORENERGY INFRASTRUCTURE TRUST, INC.
THIRD AMENDED AND RESTATED BYLAWS (REDLINED)

Section 6. QUORUM. The presence in person or by proxy of the holders of shares of stock of the Corporation entitled to cast ~~a majority~~one-third (1/3) of the votes entitled to be cast (without regard to class) shall constitute a quorum at any meeting of the stockholders, except with respect to any such matter that, under applicable statutes or regulatory requirements or the charter of the Corporation (the “Charter”), requires approval by a separate vote of one or more classes of stock, in which case the presence in person or by proxy of the holders of shares entitled to cast ~~a majority~~one-third (1/3) of the votes entitled to be cast by each such class on such a matter shall constitute a quorum.

If, however, such quorum shall not be present at any meeting of the stockholders, the chairman of the meeting shall have the power to adjourn the meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

The stockholders present either in person or by proxy, at a meeting which has been duly called and convened, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.